Exhibit 99.(h)(10)(L)

December 28, 2017

American Beacon Funds (the “Trust”)
220 East Las Colinas Blvd., Suite 1200
Irving, TX 75039

Re:	American Beacon Delaware Transformational Innovation Corporation

Ladies and Gentlemen:

With respect to the American Beacon Delaware Transformational Innovation Corporation, a Delaware corporation and a wholly-owned subsidiary (“Delaware Subsidiary”) of the American Beacon ARK Transformational Innovation Fund (“Fund”), a series of American Beacon Funds (“Trust”), American Beacon Advisors, Inc. (“AmBeacon”) agrees as follows. In particular, AmBeacon hereby agrees to reimburse the Fund for the amount of any tax liability incurred by the Delaware Subsidiary in connection with the sale of the Bitcoin Investment Trust shares currently held by the Delaware Subsidiary. This agreement may be modified only by mutual agreement of the parties that, with respect to the Fund, includes a majority vote of the “non-interested” Trustees of the Trust.

We understand that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Respectfully,

American Beacon Advisors, Inc.

By:	/s/ Jeffrey K. Ringdahl
Name:	Jeffrey K. Ringdahl
Title:	Chief Operating Officer

Agreed and Accepted on behalf of the Trust

By:	/s/ Melinda G. Heika
Name:	Melinda G. Heika
Title:	Treasurer

A copy of the document establishing the Trust is filed with the Secretary of The Commonwealth of Massachusetts. This Agreement is executed by the officer not as an individual and is not binding upon any of the Trustees, officers or shareholders of the Trust individually but only upon the assets of each Fund.